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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

             REPORT ON FORM 6-K DATED FOR THE MONTH OF FEBRUARY, 2006

                                   ----------

                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  February 6, 2006
                                        By:     /s/ Mira Watterman
                                                ------------------------------
                                                Mira Watterman
                                                Executive Assistant to the CEO

                   SHAMIR OPTICAL INDUSTRY LTD (THE "COMPANY")
       NOTICE OF ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Notice is hereby given of the convening of an annual general meeting and extraordinary general meeting (together the "MEETINGS") of shareholders of the Company, to be held on Monday, February 27, 2006 at the offices of M. Seligman & Co., Attorneys-at-Law, 23 Menachem Begin Street, Tel Aviv, Israel. The annual general meeting shall take place at 11:00 a.m. (Tel Aviv time) and the extraordinary general meeting at 12:00 p.m. (Tel Aviv time).

THE AGENDA OF THE ANNUAL GENERAL MEETING SHALL BE AS FOLLOWS

1. Re-appointment of the Company's independent auditors, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global Certified Public Accountants and authorization of the board of directors to determine the remuneration of the Company's independent auditors.

2. Discussion of Consolidated Financial Statements and Board of Directors Report for the year 2004.

THE AGENDA OF THE EXTRAORDINARY GENERAL MEETING

1. Approval of an amendment to the Articles of Association of the Company (the "ARTICLES") relating to the indemnification of officers and directors essentially in order to incorporate certain amendments to provisions of the Israeli Companies Law of 5759/1999 (the "COMPANIES LAW") which came into effect during the year 2005.

2. Approval of the grant of indemnification undertakings to directors in the form approved by the Board of Directors and the Audit Committee of the Company.

3.   Approval of the Company's 2005 Share Option and Incentive Plan.

THE MAJORITY REQUIRED TO ADOPT THE RESOLUTIONS IN THE MEETINGS

The majority required to adopt the resolutions on the agenda of the Meetings is a simple majority of the votes of those entitled to vote and who actually voting EXCEPT for the amendment of the Articles which requires a 75% majority of the shareholders entitled to vote and actually voting.

ELIGIBILITY TO VOTE IN THE MEETING.

In accordance with section 182(b) of the Companies Law, the record date for determining eligibility to participate in and vote at the meeting is Wednesday, February 8, 2006 (the "RECORD DATE"). A shareholder who holds shares of the Company through the Israeli Transfer Agent must furnish to the offices of M. Seligman & Co., Attorneys-at-Law, at the address recorded above (fax: +972 3-5669355), no later than 24 hours before the time of the meeting, confirmation from the stock exchange member with whom its right to the share is registered regarding its title to the share on the Record Date. The confirmation must include the details specified in Regulation 2 and in the Form of the Addendum to the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at the General Meeting) of 5760/2000.

Shareholders who wish to vote at the meeting by means of a proxy are obliged to deposit the proxy at the offices of M. Seligman & Co., Attorneys-at-Law (fax:
+972 3-5669355), at the address recorded above no later than two hours before the time of the meeting.

Discussion at each of the Meetings will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33 1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the meeting, the meeting will be adjourned until Monday, March 6, 2006, at the same time and place. At the adjourned meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee, Israel during normal business hours and by prior coordination with Mr. Amir Hai, the Chief Financial Officer of the Company (Tel:
+972 4-6947810).

SHAMIR OPTICAL INDUSTRY LTD

                           SHAMIR OPTICAL INDUSTRY LTD

            ANNUAL AND EXTRAORDINARY GENERAL MEETINGS OF SHAREHOLDERS

                         TO BE HELD ON FEBRUARY 27, 2006

                     ---------------------------------------

                           NOTICE AND PROXY STATEMENT

This Notice and Proxy Statement (the "PROXY STATEMENT") is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "SHARES"), of Shamir Optical Industry Ltd in connection with the Annual and Extraordinary General Meetings of Shareholders of the Company to be held at the offices of M. Seligman & Co., Attorneys-at-Law, located at 23 Menachem Begin Road, Tel Aviv 66184, Israel on Monday, February 27, 2006 at 11:00 a.m. local time and at 12:00 p.m. local time, respectively, and thereafter as it may be adjourned from time to time (each of the meetings, a "MEETING" and, collectively, the "MEETINGS"). Unless the context otherwise requires, references in this Proxy Statement to "Shamir," the "Company," "we" or "our" refer to Shamir Optical Industry Ltd.

At the Meetings, the following resolutions will be proposed for adoption by the shareholders:

ANNUAL GENERAL MEETING

     o Re-appointment of the Company's independent auditors, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global Certified Public Accountants, and authorization of the Board of Directors to determine the remuneration of the Company's independent auditors.

EXTRAORDINARY MEETING

     o Approval of an amendment to the Articles of Association of the Company (the "ARTICLES") relating to the indemnification of officers and directors in order to incorporate certain amendments to provisions of the Israeli Companies Law of 5759/1999 (the "COMPANIES LAW") which came into effect during the year 2005.

     o Approval of the grant of indemnification undertakings to directors in the form approved by the Board of Directors and the Audit Committee of the Company.

     o Approval of the Company's 2005 Share Option and Incentive Plan (the "PLAN").

In addition, at the Annual General Meeting the Company will present or report on the Company's Independent Auditors' Report, Management Report and Consolidated Financial Statements with respect to the fiscal year 2004.

SHAREHOLDERS ENTITLED TO VOTE

Only holders of record of Shares at the close of business on February 8, 2006 (the "RECORD DATE") are entitled to receive notice of, and to vote at, the Meetings.

On the Record Date, the Company had 16,256,514 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meetings. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

PROXIES

Shareholders may vote their Shares at the Meetings whether or not they attend by appointing proxies to vote on their behalf. A shareholder may appoint a proxy by the deposit of a proxy at the offices of M. Seligman & Co., Attorneys-at-Law, at the address recorded above, no later than two hours before the time of the Meetings. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by voting in person at the Meetings.

We know of no other matters to be submitted at the Meetings other than as specified herein. If any other business is properly brought before the Meetings, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

We expect to mail the Proxy Statement to shareholders on or about February 8, 2006. Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM

The quorum required for each Meeting consists of two or more shareholders who are present in person or proxy, (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least thirty three and one third percent (33 1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for each Meeting, the Meeting shall be adjourned to Monday, March 6, 2006, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

                 MATTERS RELATING TO THE ANNUAL GENERAL MEETING

PROPOSAL ONE: RE-APPOINTMENT OF INDEPENDENT AUDITORS

Following the recommendation by the Company's Audit Committee, it is proposed that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global Certified Public Accountants, be re-appointed as independent auditors of the Company.

Such auditors served as the Company's auditors for fiscal year 2005 and have no relationship with the Company or with any affiliate of the Company, except as auditors.

REQUIRED VOTE

Simple Majority

RESOLUTION

At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, that the Company's independent auditors, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, are re-appointed as independent auditors of the Company, the Board of Directors is authorized to determine their remuneration."

              MATTERS RELATING TO THE EXTRAORDINARY GENERAL MEETING

I.   PROPOSAL ONE: AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

At the Meeting, the shareholders will be asked to approve proposed amendments to the Articles as described below:

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles currently provide for insurance, indemnification and exemption of officers and directors based upon provisions of the Companies Law that were in force when the Articles were adopted.

In March 2005 the Israeli Legislature adopted certain amendments to the Companies Law ("AMENDMENT NO. 3"), including, INTER ALIA, certain amendments to provisions relating to the Company's ability to provide indemnification to corporate officers (i) permitting indemnification for expenses incurred in connection with certain kinds of governmental inquiries or investigation in certain circumstances; and (ii) changing the standard of limitations imposed on the Company's ability to indemnify officers for any financial liability imposed by a court judgment. The previous standard permitted indemnification relating to certain TYPES OF EVENT that, in the opinion of the Board of Directors, could be anticipated at the time of granting the indemnity. Following Amendment no. 3, indemnification is limited to EVENTS that are anticipated in the opinion of the Board of Directors in light of the ACTUAL ACTIVITIES of the Company at the time of granting the indemnity.

The Board of Directors is proposing to amend the Articles as provided below in order to essentially make the provisions of the Articles relating to indemnification of officers consistent with Amendment No. 3.

REQUIRED VOTE

A majority of at least three quarters (75%) of the votes of the shareholders who are entitled to vote and who voted in the Meeting, in person, by means of a proxy or by means of a proxy card.

RESOLUTION

At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, to replace Article 57 of the Company's Articles of Association with the following new Article 57:

"57.1 The Company is entitled, to the extent permitted by the Companies Law, to indemnify an Office Holder of the Company, pursuant to an advance undertaking of indemnification or retrospectively, for any liability or expense imposed on him or her or incurred by him or her as a result of any action which was performed by said Office Holder in his/her capacity as an Office Holder of the Company, including for any of the following:

          57.1.1 a financial liability imposed on an Office Holder in favor of another person by a court judgment, including a settlement judgment or an arbitrator's award approved by a court, PROVIDED, HOWEVER, that it shall be limited, in cases of an advance undertaking of indemnification, to events that in the opinion of the Board are foreseeable in light of the Company's actual activities at the time such an advance undertaking of indemnification is given, and shall further be limited to an amount or by criteria that the Board determines to be reasonable under the circumstances, and PROVIDED, FURTHEr, that the advance undertaking of indemnification will specify the events which in the opinion of the Board can be foreseeable in light of the Company's actual activities at the time such undertaking was given, and the amount or criteria that the Board determines to be reasonable under the circumstances;

          57.1.2 reasonable litigation expenses, including attorney fees, incurred by an Office Holder as a result of an inquiry or a proceeding conducted against him by a competent authority, and that was concluded (as such term is defined in the Companies Law) without the submission of an indictment against said Office Holder and without having a monetary charge imposed on him as a substitute for a criminal procedure (as such terms are defined in the Companies Law), or that was concluded without the submission of an indictment against him but with a monetary charge imposed on him as a substitute for a criminal procedure with respect to a criminal offense that does not require proof of MENS REA.

          57.1.3. reasonable litigation expenses, including attorney fees, incurred by an Office Holder or imposed on him by, court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge in which he was convicted of a crime which does not require proof of MENS REA.

          57.1.4 any other liability or expense for which it is or may be permissible to indemnify an Office Holder.

57.2 Subject to the provisions of the Companies Law and without derogating from the above, the Company may issue an undertaking in advance or retrospectively to indemnify any person, including an Office Holder, who acts or acted on behalf of or at the request of the Company as a director or officer of another company in which the Company directly or indirectly, is a shareholder, or in which the Company has any other interest. Such indemnity will be in respect of liability or expense imposed on him or her or incurred by him or her as detailed in Article 57.1 above, as a result of any action which was performed by him/her in his/her capacity as an Office Holder of the other company.

57.3 In the event the Companies Law is amended in such a way that requires the amendment of these Articles in order to give effect to an undertaking of indemnification provided or which will be provided to an Office Holder, these Articles shall be deemed to be amended in accordance with the Companies Law (as amended) in such a way that entitles the Company to give effect to such undertaking for indemnification to the maximum extent permitted by the Companies Law."

II.  PROPOSAL TWO: APPROVAL OF INDEMNIFICATION UNDERTAKING TO DIRECTORS

As described in Proposal I to this Proxy Statement, Amendment No. 3 to the Companies Law provides for changes to certain of the conditions for indemnification and exemption of directors and officers. Subject to the approval of the amendments to the Articles as described in Proposal I, it is proposed to approve providing current and future directors of the Company indemnification undertaking in the form attached (in English translation) as EXHIBIT A hereto.

SUCH INDEMNIFICATION UNDERTAKINGS WERE APPROVED BY THE AUDIT COMMITTEE PRIOR TO APPROVAL BY THE BOARD OF DIRECTORS.

REQUIRED VOTE

Simple majority.

RESOLUTION

At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, that the Company grant to its current and future directors, as may be from time to time, indemnification undertakings, substantially in the form attached hereto (in English translation) as EXHIBIT A"

III. PROPOSAL THREE: APPROVAL OF THE 2005 SHARE OPTION AND INCENTIVE PLAN

The Board of Directors has approved, and recommends that the shareholders, approve the Plan. The term of the Plan, if approved, shall be for ten years. The Plan would provide for 350,000 Shares available for issuance thereunder or pursuant to exercise of options to be granted thereunder. The pool of Shares will be increased by 280,000 Shares per year, during the term of the Plan.

The purpose of the Plan is to create a general framework under which the Company may issue Shares and/or share options pursuant to the terms and conditions set forth thereunder and in the annexes thereto. The Plan is intended to provide an incentive to retain in the employ of the Company and its Affiliates (as defined therein) persons of training, experience, and ability; to attract new employees, directors, consultants, service providers and any other entity whose services the Board shall determine are valuable to the Company; to encourage the sense of proprietorship of such persons; and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase Shares pursuant to the Plan.

THE AUDIT COMMITTEE AS WELL AS THE BOARD OF DIRECTORS OF THE COMPANY APPROVED THE PLAN AND ITS ANNEXES.

REQUIRED VOTE

Simple majority.

RESOLUTION

At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, to adopt the 2005 General Share and Incentive Plan and any and all of its Annexes, as attached hereto as EXHIBIT B.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

By the Board of Directors
Giora Ben-Zeev
Chief Executive Officer
February 2, 2006

                                  EXHIBIT INDEX

EXHIBIT                                                    PAGE
-------                                                    ----

A.          Translation of Indemnification Letter          A-1

B.          Share Option and Incentive Plan                B-1

                                    EXHIBIT A

                TRANSLATION OF FORM OF LETTER OF INDEMNIFICATION

                              LETTER OF UNDERTAKING

                FOR THE INDEMNIFICATION OF A DIRECTOR AND OFFICER

                         MADE AND ENTERED INTO ON [DATE]

WHEREAS [NAME OF DIRECTOR/OFFICER], [INSERT IF APPLICABLE:] ID number , of [PLACE OF RESIDENCE] (hereinafter: the "OFFICER") serves in the position of director and/or officer of

          (i) Shamir Optical Industry Ltd, a corporation organized under the laws of the State of Israel and registered in the Israeli companies registry under no. 51-3659565, with its registered offices at Kibbutz Shamir, Israel (the "COMPANY"),

          (ii) a subsidiary or affiliate of the Company (such subsidiaries and affiliates, together with the Company, collectively the "GROUP"), or

          (iii) on behalf of the Group in other corporations pursuant to decisions of the Company and/or the Group from time to time; and

WHEREAS the Company wishes to give the Officer an undertaking of indemnity, in advance, which shall, to the extent required by law, be limited to events that, in the opinion of the Board of Directors of the Company, are foreseeable in light of the Company's actual activities at the time such an advance undertaking of indemnification is given, and shall further be limited to an amount or by criteria that the Board determines to be reasonable under the circumstances, all subject to the provisions of the Israeli Companies Law of 5759/1999 (the "COMPANIES LAW"); and

WHEREAS in accordance with the articles of association of the Company (the "ARTICLES"), the Company may give its directors an undertaking of indemnity, in advance; and

WHEREAS the audit committee of the Company, followed by the Board of Directors of the Company, have approved the giving, in advance, of the undertaking of indemnity to Officer and the terms set forth in this letter of undertaking; and

WHEREAS the meeting of shareholders has also approved, to the extent such approval may be required by law, the giving, in advance, of an undertaking of indemnity to the Officer who serves as a director and the terms set forth in this letter of undertaking; and

WHEREAS the Company wishes to give the Officer an advance undertaking of indemnity in respect any liability or expense, in consequence of an act which he has performed by virtue of being an Officer and provided that at the time of performing the act, he was an Officer and that the act was committed in good faith, in accordance with and subject to the provisions of the Articles, the Companies Law and any other applicable law and as specified below;

NOW, THEREFORE, THE COMPANY UNDERTAKES TO INDEMNIFY THE OFFICER, SUBJECT TO THE PROVISIONS OF THIS LETTER OF UNDERTAKING TO INDEMNITY, AND SUBJECT TO THE PROVISIONS OF ANY APPLICABLE LAW, WHICH CONSTITUTE AN INTEGRAL PART OF THIS LETTER OF UNDERTAKING TO INDEMNIFY, AS FOLLOWS:

1.   THE INDEMNIFICATION

     1.1 The Company hereby undertakes, to the extent permitted by law, and subject to the restrictions prescribed in this letter of undertaking, to indemnify the Officer in respect of any liability or expense, as detailed below, which may be imposed on him or which he may incur, in consequence of an act which he has committed or shall commit (or which he has refrained or shall refrain from doing), in good faith, during his term of office as an Officer including, without limitation, in any additional or alternative position in the Group, from time to time, and by virtue of his being an Officer, including an act which he has committed (or which he has refrained from committing) preceding the date of this letter of undertaking, which is related, directly or indirectly, to one or more of the types of events set forth in section 2 below, or which is associated therewith, directly or indirectly:

          1.1.1 A financial liability imposed on an Officer in favor of another person by a court judgment, including a settlement judgment or an arbitrator's award approved by a court.

          1.1.2 Reasonable litigation expenses, including attorneys' fees, incurred by an Officer as a result of an inquiry or a proceeding conducted against him by a competent authority, and that was concluded (as such term is defined in the Companies Law) without the submission of an indictment against the Officer and without having a monetary charge imposed on him as a substitute for a criminal procedure (as such terms are defined in the Companies
               Law), or that was concluded without the submission of an indictment against him but with a monetary charge imposed on him as a substitute for a criminal procedure with respect to a criminal offense that does not require proof of MENS REA; in this paragraph - "conclusion of a proceeding without the filing of an indictment in a matter in which a criminal investigation was initiated" and "financial liability as an alternative to a criminal proceeding" - within the meaning set forth in section 260(a)(1a) of the Companies Law, as amended from time to time.

          1.1.3 Reasonable litigation expenses, including attorneys' fees, incurred by an Officer or imposed on him by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge in which he was convicted of a crime that does not require proof of MENS REA.


     1.2 Notwithstanding Section 1.1 above, the Company's undertaking to indemnify the Officer shall be void and the Company shall not indemnify the Officer in the following cases:

          1.2.1 The Officer is in breach of a fiduciary duty, except where the Officer acted in good faith and had reasonable grounds to assume that the act would not be prejudicial to the Company's interests.

          1.2.2 The Officer is in breach of the duty of care, either intentionally or recklessly.

          1.2.3 The Officer acted with the intention of deriving a personal gain contrary to the law.

          1.2.4 A fine or penalty was imposed on the Officer.

2.   GROUNDS FOR GRANTING INDEMNITY

     The Company's undertaking of indemnity in respect of financial liability, as stated in section 1.1.1 of this letter of undertaking of indemnity, is limited to an act or omission in relation to one of the following acts and/or matters, that in the opinion of the Board of Directors are foreseeable in light of the Company's actual activity when this letter of undertaking to indemnify is signed:

     2.1 An issuance of the Company's securities, including in a public offering or private placement.

     2.2 All the matters which required disclosure in a prospectus, including in any draft thereof, which occurred prior to the date of the prospectus, during the period in which the prospectus was published and until the end of the period for submitting bids and which were not disclosed as necessitated by law, including the existence, in a prospectus - including in any draft thereof - of a "misleading detail" within the meaning set forth in the Israeli Securities Law of 5728/1968 ("DEFICIENT REPORTING OR A MISLEADING DETAIL").

     2.3 Deficient Reporting or a Misleading Detail in financial statements, in periodic reports, in immediate reports and in other reports for which the Company is liable, as a public company, in accordance with the securities laws or pursuant to any other law.

     2.4 Deficient Reporting or a Misleading Detail, in writing or orally, to existing and/or potential investors in the Company, including in the case of the Company's merger with another company.

     2.5 Acts resulting from the fact that the Company is a public company or that its securities were offered to the public or are traded on stock exchanges in Israel and/or abroad.

     2.6 The exercise of a personal guarantee which the Officer gave the Company as security for the Company's commitments and/or representations.

     2.7 The failure to conduct full and/or proper due diligence examinations in investments of the Company, which involved a full or partial loss of the investment and/or caused damage to the Company's business and/or the breach of an obligation towards a third party.

     2.8 Acts in connection with investments that the Company makes in different companies, before or after making the investment, for purposes of entering into the transaction, its implementation, development, supervision and monitoring the transaction.

     2.9 Acts involving the sale, acquisition or holding of negotiable securities or other investments for or on behalf of the Company.

     2.10 Events that materially affected or could materially affect the profitability of the Company or its property or its rights or its obligations.

     2.11 Acts pertaining to the labor relations and trade relations of the Company, including relations with employees, independent contractors, customers, suppliers and various service providers, including appointment, dismissal and the like.

     2.12 Acts in which the Officer has participated with governmental institutions, including the tax authorities and the stock exchange institutions and securities institutions in Israel or abroad.

     2.13 A structural change or reorganization of the Company or in the Group, including, without limitation, a merger, spin-off, change in the Company's share capital, the formation of subsidiaries, their winding-up, sale, transfer of activity.

     2.14 The coverage of deductibles in the case of operating directors and officers' liability insurance.

     2.15 Any claim or demand which is filed in relation to the exploitation of intellectual property of a third party by the Company and/or anyone on its behalf.

     2.16 Any claim or demand which is filed by a third party that suffers from a physical illness or damage to business or to personal property, including the loss of use thereof, in respect of any act or omission that is attributed to the Company and/or to the Group, or respectively, to employees of the Company and/or the Group, their agents or other persons who act or who claim to act on behalf of the Company and/or the Group.

     2.17 Acts that the Company shall adopt in the areas of its activity, including the execution of transactions and other activities of the Company and the Group, which are or may be permitted by law, including the development, manufacturing and marketing of optical lenses and technological instruments in connection therewith, an investment in securities and the acquisition of securities or other rights in corporations.

     2.18 Giving or receiving credit, pledging assets and undertaking, and giving or receiving securities, including entering into funding agreements with banks and/or other financial institutions for the purpose of funding transactions or executed obligations, directly and/or indirectly by the Company and/or any action related the above matters.

     2.19 Management of the Company's bank accounts in the Company's areas of activity in the banks, including foreign currency deposits, securities, loans and lines of credit, charging cards, bank guarantees, letters of credit, investment consulting agreements including with portfolio managers, future contracts etc.

     2.20 Any administrative and/or judicial act, including, without limitation, proceedings, injunctions, judgments, claims, demands, directives, suits, investigations of notices on behalf of any governmental authorities and/or statutory bodies which allege non-compliance, non-fulfillment or violation of the provisions of any law, regulation, order, ordinance, rule, custom, instruction or judgment by the Company or by an officer or director of the Company or Group company in his capacity as an officer or director.

     2.21 An act in good faith that is contrary to the Articles.

     2.22 An expression or statement, including the expressing of an opinion or position that was made in good faith by the Officer during his term of office and by virtue of his office, in negotiations and contracts with suppliers or customers, including in the framework of general meetings of the shareholders, meetings of the Board of Directors or any of its committees.

     2.23 Any act which led to the failure to make proper insurance arrangements and any matter in connection with negotiations, the entering into a contract with insurers and operation of the insurance policies.

     2.24 Actions or decisions in matters relating, directly or indirectly, to safety in the workplace or harm to the environment, including acts which are involved in the construction, running and maintenance of laboratories for the manufacturing of lenses and acts relating to decisions in matters relating to provisions of the law, regulations or standard valid in Israel or abroad relating to workplace safety and environmental protection.

     2.25 Any act or decision, whether in Israel or abroad, in matters relating, directly or indirectly, to anti-trust or competition law, including without limitation restrictive agreements, mergers and monopoly.

     2.26 Any Transaction, within the meaning set forth in Section 1 of the Companies Law.

     In this section, the "Company" includes also any subsidiary of the Company and any company in which the Officer has occupied any office on behalf of the Company, unless the context requires otherwise.

3.   LIMITATION OF INDEMNITY AMOUNT

     3.1 The following restrictions shall apply to indemnification by the Company in respect of financial liability, as provided in section
          1.1.1 above:

          3.1.1 The aggregate indemnity amount that shall be given to all Officers (including the directors of the Company), per event, less payment of insurance benefits, shall not exceed an amount equal to 25% of the Company's equity, in accordance with the Company's last audited consolidated financial statements, as shall exist on the date of actual payment of the indemnity.

          3.1.2 If and to the extent that the total amounts for which the Officers (including directors) are rendered liable exceeds the indemnity amount specified above, or the balance thereof at the relevant time, the indemnity amount which is to be paid to each of the relevant Officers shall be calculated according to the ratio between the amount owing to such Officer and the total indemnity amounts owing to all Officers in respect of the same matter, on an aggregate basis.

     3.2 In the event that the Officers receive indemnity from an insurer under a directors officers' insurance policy of the Company in respect of the matter with which the indemnity is concerned, the indemnity shall be given in accordance with this letter of undertaking, in the amount of the difference between the amount of the financial liability which was imposed on the Officers, including legal costs, and the amount which was received from the insurer on account of that matter, provided the indemnity amount which the Company has undertaken does not exceed the overall indemnity amount as stated in section 3.1 above.

4.   CONDITIONS OF INDEMNITY

     The Company's undertaking of indemnity is contingent on compliance with the following conditions:

     4.1 The Officer shall inform the Company, in writing, of any legal proceeding that has been initiated against him and/or of any apprehension of such proceeding being initiated against him and of any written or oral demand and/or notice and/or threat which he has received, the potential meaning of which being the imposition of liability on the Officer, in such manner that indemnification under this undertaking of indemnity may become applicable (hereinafter: the "PROCEEDING"), as soon as possible after the Officer having learnt thereof for the first time, and he shall send the Company or whomever he shall be advised by the Company, without delay, any document which has been furnished to him and any information in his possession in connection with such Proceeding and/or the incident subject of the Proceeding.

     4.2 On the occurrence of an event in respect of which the Officer may be entitled to indemnification in accordance with the foregoing, the Company shall from time to time make available to him the necessary funds for covering the costs and relating to dealing with the proceeding, in such manner that the Officer shall not be required to pay or finance them himself, all subject to the terms and provisions of this letter of undertaking.

     4.3 The Company may, and if the Officer has requested, shall be obliged, to assume the handling of the Officer's defense in the proceeding and to refer it to a lawyer, whose identity shall be determined by the Company, at its sole discretion (save for a lawyer whom the Officer has, on reasonable grounds, not approved), while having regard for the Company's obligations under the directors and officers' insurance policy. The lawyer shall act and owe the Company and the Officer a duty of loyalty. In such case, the Company shall not be liable towards the Officer for any legal costs, including lawyers' fees, which he subsequently incurs in defending his interests (subject to sub-section
          4.4 below).

     4.4 If within 14 days of the receipt of notice as provided in section 4.1 above, the Company (or the insurer) has not assumed the handling of the Officer's defense in the Proceeding, or where a conflict of interests arises between the Officer and the Company, and subject to the notice of the lawyer appointed by the Company in the matter, as provided, or where other reasonable grounds exist for objecting to the Officer's representation by the lawyer nominated by the Company, as aforesaid, the Officer shall be entitled to refer the handling of his defense to a lawyer whom he has elected (the "OTHER ATTORNEY"), and the provisions of the letter of indemnity shall apply to costs which he incurs on account of appointing the Other Attorney, provided that the amount of the legal fees paid to the Other Attorney shall require approval of the Company's audit committee, which shall consider the reasonableness thereof. It is agreed that the legal fees agreed with the Company's lawyer shall be considered as a reasonable basis for examining the legal fees of the Other Attorney. The Officer shall bear any difference between the legal fees approved by the audit committee and the actual legal fees of the Other Attorney, without being entitled to indemnification on account of this difference. Where the Officer has nominated the Other Attorney, the Officer and the Other Attorney shall report to the Company on an ongoing basis and shall act in consultation therewith, all while safeguarding the Company's needs.

     4.5 Notwithstanding the foregoing, if the directors and officers' insurance policy applies to the case, the Company and the Officer shall act in accordance with the provisions of the policy in all respects of differences of opinions with the insurer regarding the identity of the representing attorney, should the provisions of the policy so require, in such manner that referral of the matter for representation by the Other Attorney, in the circumstances of the matter, shall not serve to allow the insurer to be released from its liability or to reduce it, and the provisions of the policy shall have precedence in this regard over any agreement between the Officer and the Company. However, the Company shall make every reasonable effort in the framework of its options under the policy to respect the Officer's wishes.

     4.6 The Officer shall sign any letter of authorization that empowers the Company, as well as the lawyer who the Company appoints in this regard (hereinafter: the "LETTER OF AUTHORIZATION"), to handle the defense in the Proceeding in his name and to represent him in all respects of such defense, all the above, on the Company's first request in writing. Subject to the Letter of Authorization, the Company and/or the lawyer appointed by the Company for such purpose, shall be authorized to act in the framework of the Proceeding in their sole discretion, and to bring the Proceeding to conclusion, provided they report to and consult with the Officer. In the event of the Company electing to compromise on a financial liability or to decide in the dispute by way of arbitration in relation a financial liability, it shall be allowed to do so, provided the Proceeding is withdrawn in full. In the event of the Proceeding not being withdrawn in full, the Officer's prior written consent shall be requested, for purposes of making a compromise or referring the decision in the Proceeding to arbitration.

     4.7 The Officer shall cooperate with the Company and with the lawyer in any reasonable manner which either of them may require of him in the framework of handling the Proceeding, including the signing of documents, provided that the Company shall make arrangements for covering all the Officer's costs involved therein in such manner that the Officer shall not be required to pay or finance them himself, all subject to section 3 above.

     4.8 In the event of the Company appoints a lawyer to defend the Officer pursuant to Section 4.3 above, legal expenses will not be paid to the Officer. In the event that legal expenses were paid to the Officer pursuant to Section 4.2 above, these shall be set off from the indemnity amount he is entitled to receive under this letter of undertaking.

          The provisions of this section above shall not apply if the Officer was convicted of a criminal offense requiring proof of MENS REA. In such a case, the Officer shall pass to the Company the costs he was actually paid to him by no later than sixty (60) days from the date of said conviction.

5.   VALIDITY OF THE UNDERTAKING

     5.1 The undertaking of indemnity is subject to the terms and conditions stipulated in this letter of undertaking below, including the maximum indemnity amount per event, the handling of legal proceedings, cooperation by the party receiving the indemnification, the refunding of amounts which were paid in excess, etc.

     5.2 The undertaking of indemnity refers to the Officer's functioning as an Officer and shall remain in force without limitation of time, both in relation to the proceedings which are adopted against him during the term of his office in the Group and in relation to proceedings which are adopted against him after the date of vacating his office, provided they refer to acts which were committed by the Officer, in good faith, during the period in which he served as an officer or director the Company or a Group company or due to his being an officer or director.

     5.3 A change in the structure or reorganization of the Company or of the Group, including without limitation merger, split, change in the capital of the company, formation of subsidiaries, their winding up, their sale and transfer of activity, shall not derogate from the Company's undertaking pursuant to this undertaking of indemnification.

     5.4 The undertaking of indemnity shall also be for the benefit of the Officer's estate, his heirs and other successors in accordance with law.

     5.5 The Company shall not indemnify the Officer for any liability or expenses or in respect of a compromise agreement or as a consequence of any arbitration made or held with the Officer's consent, but without the Company's prior written consent. The Company shall not unreasonably withhold its consent.

     5.6 In the event of the Company having paid a director or on his behalf, any amounts in the framework of the letter of indemnity and of it subsequently transpiring that the Officer was not entitled to such indemnification from the Company in respect of such amounts paid, such amounts shall be considered as having been paid as a loan given to the Officer by the Company, which shall be linked to the Consumer Price Index, and the Officer shall be required to refund these loan amounts to the Company, pursuant to Company's written request.

     5.7 Where the Company has paid a director any amount by virtue of the undertaking of indemnity and where the liability in respect whereof the amount was paid was invalidated or where the amount thereof was reduced for any reason, the Officer shall assign to the Company all his rights to a refund of the amount by the plaintiff in the proceeding and he shall do whatever is necessary in order for this assignment to be valid and to allow the Company to realize it and once having done so, he shall be released from refunding the amount in respect of which an assignment of the right to its refunding was made. Where it has failed to do so, the Officer shall be obliged to refund the amount, or part of it, as the case may be, together with linkage differentials and interest, at the rates and for the period in respect of which he is entitled to a refund of the amount from the plaintiff.

     5.8 The Company's undertaking of indemnity shall not serve to cancel, derogate from or waive any other indemnity to which the Officer shall be entitled, from any other source, in accordance with the provisions of any law and/or statute, subject to section 3.3 above.

     5.9 The Company's undertaking of indemnity shall not serve to restrict the Company or preclude it from giving the director further or special indemnity, in accordance with the Company's documents of incorporation and the provisions of any law, provided that such further or special indemnity shall not serve to derogate from or prejudice the undertaking of indemnity hereunder and on the further proviso that the Officer shall not be entitled to indemnity from the Company, in respect of the same event, of more than 100% of his expenses or damage.

6.   MISCELLANEOUS

     6.1 This undertaking of indemnity exhausts all the terms and provisions applying to the Company's undertaking to indemnify the Officer in advance. This letter of undertaking has priority over any accord, warranty, agreement and understanding made, if any, by the Company, whether orally or in writing, prior to the signing of this letter of undertaking.

     6.2 Notices in accordance with this letter of indemnity shall be given in writing and shall be deemed received by the addressee on the date of their delivery by hand or at the end of three days of being sent by registered mail to the addresses set out herein.

     6.3 In the event of an amendment to the law, including without limitation an amendment to the Companies Law, relating to the indemnification of officers and/or directors and/or to this letter of indemnity that in any manner reduces and/or limits the undertaking of indemnity given hereunder, this letter of indemnity shall continue to be in force to the maximum extent possible, subject to the provisions of applicable law.

     6.4 The Company's undertakings hereunder shall be construed in a broad way and in such manner as to fulfill them, as far as is permissible under law, towards the purpose for which they were designed. In the event of a discrepancy between any provision of this letter of indemnity and a statutory provision that may not be avoided by contracted, amended or added to, such statutory provision shall prevail, but shall not serve to prejudice or derogate from the validity of the remaining provisions hereof.

           IN WITNESS WHEREOF THE PARTIES HAVE SET THEIR HANDS HERETO:


------------------                    ------------------
The Officer                           The Company

                                    EXHIBIT B

                          SHAMIR OPTICAL INDUSTRY LTD.

                      2005 GENERAL SHARE AND INCENTIVE PLAN

1.   PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

     1.1 Purpose. The purpose of the Shamir 2005 General Award and Incentive Plan (the "PLAN") is to create a general framework under which Shamir Optical Industry Ltd (the "COMPANY") may issue shares and/or share option plans pursuant to the terms and conditions set forth hereunder and in the annexes hereto. The Plan is intended to provide an incentive to retain, in the employ of the Company and its Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entity whose services the Board determine are valuable to the Company; to encourage the sense of proprietorship of such persons; and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the Plan.

     1.2 Under the Plan, the Company may provide an incentive to employees, officers, directors, consultants and subcontractors of the Company, or any subsidiary of the Company which now exists or hereafter is organized or acquired by the Company, to acquire a proprietary interest in the Company in the form of shares and/or options to acquire shares, to continue as employees, directors, consultants or subcontractors to increase their efforts on behalf of the Company and to promote the success of the Company's business, as more specifically is set forth herein (the "AWARD").

     1.3 Types of Awards. The Plan to be adopted hereunder, contemplates issuance of Awards to Grantees (as defined below) in a variety of jurisdictions. The Committee (as defined below) is empowered with respect to the Plan hereunder (i) to make the requisite adjustments in the Plan and set forth the relevant conditions in the Company's agreement with the Grantees in order to comply with the requirements of the tax regimes in any particular jurisdiction; and (ii) to determine the terms and condition of this Plan whereby it shall specify the type of awards capable of being granted under the Plan taking into account the jurisdiction under which such awards are to be issued and the relevant tax regime.

     1.4 Construction. To the extent any provision herein conflicts with the conditions of any relevant tax or other law or regulation that is relied upon for tax relief or otherwise for securities laws purposes in respect of a particular Award granted to a Grantee, the provisions of that law or regulation shall prevail over those of the Plan, and the Committee (as defined below) is empowered hereunder to interpret and enforce the that prevailing provisions.

2.   DEFINITIONS.

     As used in this Plan, the following words and phrases shall have the meanings indicated:

     2.1 "AFFILIATE" means a Parent, Subsidiary, any entity in which the Company holds 25% or more of all the ownership and voting rights and any entity under the control or ownership of the Parent.

     2.2 "AWARD AGREEMENT" means the Award agreement between the Company and a Grantee that sets out the terms and conditions of an Award.

     2.3  "BOARD" shall mean the Board of Directors of the Company.

     2.4 "CAUSE" means, (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Grantee's direct supervisor, which involves the business of the Company or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Affiliates; (iv) any breach of the Grantee's fiduciary duties or duties of care of the Company; including without limitation disclosure of confidential information of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company and/or in competition with the business of the Company.

     2.5 "COMMITTEE" shall mean the compensation committee established by the Board, among other things, to administer the Plan.

     2.6 "COMPANIES LAW" shall mean the Israel Companies Law, 5759-1999, as amended.

     2.7 "DATE OF GRANT" means, the date of grant of an Award, as determined by the Board and set forth in the Grantee's Award Agreement.

     2.8 "EXERCISE PRICE" shall mean the exercise price for each Share covered by an Award.

     2.9 "FAIR MARKET VALUE" means, unless otherwise specifically determined hereunder, as of any date, the value of a Share determined as follows:

          (i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable;

          (ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

          (iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

     2.10 "GRANTEE" shall mean a person who receives a grant of Awards under the Plan.

     2.11 "PARENT" shall mean any company holding directly or indirectly 50% or more of the total voting power in the Company.

     2.12 "SHARES" shall mean Ordinary Shares of the Company, NIS 0.01 par value per share.

     2.13 "SUBSIDIARY" shall mean any company (other than the Company) in an unbroken chain of companies beginning with the Company if, at the time of granting an Award, each of the companies other than the last company in the unbroken chain owns shares possessing fifty percent (50%) or more of the total combined voting power of all classes of shares in one of the other companies in such chain.

     2.14 "SUCCESSOR COMPANY" means any entity into which, or with which, the Company is merged, provided that the Company is not itself the surviving entity.

     2.15 "TRANSACTION" means (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company.

3.   ADMINISTRATION.

     3.1 The Plan shall be administered by the Committee. However, in the event that the Board does not create a committee to administer the Plan, the Plan shall be administered by the Board. In such event, all references herein to the Committee shall be construed as references to the Board. In any event, the Board shall have all the powers granted to the Committee.

     3.2 The Committee shall select one of its members as its chairman (the "CHAIRMAN") and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

     3.3 Subject to the subsequent and ultimate approval of the Board, the Committee shall have the authority in its discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation:

          3.3.1 to determine the type of Award to be granted;

          3.3.2 to issue Shares and other securities convertible to shares pursuant to Section 288(b) of the Companies Law.

          3.3.3 to determine the Exercise Price of the Awards ;

          3.3.4 to determine the Grantees to whom, and the time or times at which Awards shall be granted;

          3.3.5 to determine the number of Shares to be covered by each Award;

          3.3.6 to interpret the Plan;

          3.3.7 to prescribe, amend and rescind rules and regulations relating to the Plan and/or any Award;

          3.3.8 to determine the terms and provisions of the Award Agreements (as defined in Section 6 below) (which need not be identical), and to cancel or suspend Awards, as necessary;

               and to make all other determinations deemed necessary or advisable for the administration of the Plan, including to adjust the terms of the Plan and/ or any Award Agreement so as to reflect (i) changes in applicable laws and (ii) the laws of other jurisdictions within which the Company wishes to grant Awards.

               All decisions, determination and interpretations of the Committee, upon their approval by the Board, shall be final and binding on all Grantees of any Awards under this Plan. No member of the Board nor of the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

     3.4 Subject to the Company's Articles of Association, all decisions and selections made by the Board or the Committee pursuant to the provisions of the Plan shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Award to be granted to that member. Notwithstanding the above, in the event the majority of the members of the Board or of the Committee, as the case may be, has an interest in the proposed action of the Board or of the Committee, respectively, then all the members shall the right to participate and vote with respect to such proposed action.

     3.5 Subject to the Company's Articles of Association and the Company's decision, and to all approvals legally required, including, but not limited to the provisions of the Companies Law, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested director, insurance policy or otherwise.

4.   ELIGIBILITY.

     4.1 The persons eligible for participating under the Plan shall include employees, officers, directors, consultants and subcontractors of the Company, or of any Subsidiary of the Company which now exists or hereafter is organized or acquired by the Company, and any other persons or entities as shall be determined by the Committee.

     4.2 The grant of an Award hereunder shall neither entitle the Grantee to participate nor disqualify the Grantee from participating in any other grant of Awards pursuant to this Plan or any other award plan of the Company or any of its Subsidiaries and/or Parent, if any.

     4.3 Anything in this Plan to the contrary notwithstanding, all grants of Awards to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation, as in effect from time to time.

5.   SHARES.

     The maximum number of Shares reserved for the grant of Awards under the Plan shall be 350,000. Such Shares may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company (to the extent permitted pursuant to the Companies Law). Any of such Shares which may remain unsold and which are not subject to outstanding Award at the termination of the Plan shall cease to be reserved for the purpose of the Plan , but until termination of the Plan, the Company shall at all times reserve a sufficient number of Shares to meet the requirements in case of full exercise.

     If any outstanding Award under the Plan should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the Shares subject to the unexercised, canceled or terminated portion of such Award shall (unless the Plan shall have been terminated) become available for subsequent grants of Awards under the Plan.

     Unless otherwise determined by the Board, the total amount of Shares reserved for the purposes of this Plan shall be automatically increased by 280,000 Shares each year.

6.   TERMS AND CONDITIONS OF AWARDS.

     6.1 Each Award granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee (the "AWARD AGREEMENT") in such form and containing such terms and conditions as the Board and the Committee shall from time to time approve, which Award Agreement shall include terms and conditions as set forth in the Plan. The Award Agreements under the Plan may contain such other terms and conditions not inconsistent with the Plan, as the Committee and/or the Board may determine

     6.2 EXERCISE PRICE. The Exercise Price of each Award shall be determined by the Committee and the Board in their sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Award Agreement will contain the Exercise Price determined for each Award.

     6.3 The Exercise Price shall be payable upon the exercise of the Award in a form satisfactory to the Committee, including without limitation, by cash or check. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

     6.4 The Exercise Price shall be denominated in the currency of the primary economic environment of, either the Company or the Grantee (that is the functional currency of the Company or the currency in which the Grantee is paid) as determined by the Company.

     6.5 TERM AND VESTING OF AWARDS. Unless otherwise stated in the the relevant Award Agreement, Awards, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Award Agreement; and (ii) the expiration of the relevant period in the case of voluntarily liquidation or dissolution of the Company, or in the events set forth hereunder; and (iii) the lapse of 7 years from the date of grant.

     6.6 Unless otherwise stated in the Award Agreement, Awards granted to (i) senior management employees, as such term is defined in the Companies Law, and directors shall vest and become exercisable under the following schedule: twenty five (25%) of the Shares covered by the Award on the first anniversary of the Date of Grant and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining Shares covered by the Award vesting each month commencing at the end of the first anniversary of the Date of Grant; and (ii) to any eligible person other than senior management personnel and directors twenty-five percent (25%) of the Shares covered by the Award shall vest and become exercisable at the end of each year thereafter starting on the first anniversary of the Date of Grant (all the above the "Vesting Dates"); provided, however, that the Committee, in its absolute discretion, may, on such terms and conditions as it may determine to be appropriate, accelerate or otherwise change the Vesting Dates. The Award Agreement may contain performance goals and measurements, and the provisions with respect to any Award need not be the same as the provisions with respect to any other Award. Unless determined by the Board, the period in which the Award shall be exercisable (the "EXERCISE PERIOD") will be determined by the Committee.

     6.7 EXERCISE. Awards shall be exercised by the Grantee by giving written notice to the Company and/or to any third party designated by the Company (the "REPRESENTATIVE"), in such form and method as may be determined by the Company, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Exercise Price at the Company's or the Representative's principal office. The notice shall specify the number of Shares with respect to which the Award is being exercised.

     6.8 The Award may be exercised by the Grantee in whole at any time or in part from time to time, to the extent that the Awards become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions below, the Grantee is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Awards and ending upon the date of exercise, unless otherwise stated in the Award Agreement or otherwise resolved by the Committee.

     6.9 Subject to the provisions below, in the event of termination of Grantee's employment or services, with the Company or any of its Affiliates, all Awards granted to such Grantee will immediately expire. For the purpose of the Plan, a notice of termination of employment or service shall be deemed to constitute termination of employment or service. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Grantee's Awards shall not vest and shall not become exercisable.

     6.10 Notwithstanding anything to the contrary above and unless otherwise determined in the Award Agreement, an Award may be exercised after the date of termination of Grantee's employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of vested Awards at the time of such termination according to the Vesting Dates, if:

          6.10.1 termination is without Cause, in which event any vested Award still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or-

          6.10.2 termination is the result of death or disability of the Grantee, in which event any vested Awards still in effect and unexpired may be exercised within a period of one hundred and eighty (180) days after the date of such termination. For the purpose of this Section, "disability" shall mean a Grantee inability to perform his duties with the Company or any of its Affiliates by reason of any medically determinable physical or mental impairment, as determined by a physician selected by the Grantee and acceptable to the Company; or -

          6.10.3 prior to the final exercise date pursuant to provisions above, the Committee or the Board shall authorize an extension of the terms of all or part of the vested Awards beyond the date of such termination for a period not to exceed the period during which the Awards by their terms would otherwise have been exercisable.

          For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Awards (whether vested or non-vested), will immediately expire and terminate, and the Grantee shall not have any rights in connection to such outstanding Awards.

     6.11 To avoid doubt, the Grantees shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Award, nor shall they be deemed to be a class of shareholders or creditors of the Company for purpose of the operation of sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Grantee as holder of such Shares in the Company's register of shareholders upon exercise of the Awards in accordance with the provisions of the Plan.

     6.12 The Awards may be exercised only to purchase whole Shares, and in no case may a fraction of a Share be purchased. If any fractional Shares would be deliverable upon exercise, such fraction shall be rounded up one-half or more, or otherwise rounded down, to the nearest whole number all at the discretion of the Committee.

7.   DIVIDENDS

     With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Awards) allocated or issued upon the exercise of Awards purchased by the Grantee and held by the Grantee, as the case may be, the Grantee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company's Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends.

8.   EFFECT OF CERTAIN CHANGES.

     8.1 General. In the event of a subdivision of the outstanding share capital of the Company, any payment of a share dividend (distribution of bonus Shares), a recapitalization, a reorganization (which may include a combination or exchange of shares), a consolidation, a stock split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, the Committee shall make appropriate adjustments in one or more of (i) the number of Shares available for Awards, (ii) the number of such Shares covered by outstanding Awards, and (iii) the Exercise Price per Share covered by the Award; provided, however, that any fractional shares resulting from such adjustment shall be rounded down to the nearest whole share and provided that such adjustment is made appropriately and equitably so as to maintain the proportionate shareholding.

     8.2 Merger and Sale of Company. Unless otherwise is stated in the Award Agreement, in the event of (i) a sale of all or substantially all of the assets of the Company (ii) purchase of outstanding share capital of the Company after which the voting securities of the Company outstanding immediately prior thereto represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such event (iii) the merger, consolidation, amalgamation or like transaction of the Company with or into another corporation or (iv) scheme of arrangement for the purpose of effecting such sale, merger or amalgamation (all such transactions being herein referred to as a "Merger/Sale"), then, without the Grantee's consent and action:

          8.2.1 the Committee will use its efforts to cause that any Award then outstanding be assumed or an equivalent award to be substituted by such successor corporation or, in the event that such transaction is effected through a subsidiary, the Parent of such successor corporation, under substantially the same terms as the Award; and

          8.2.2 in case the successor corporation or other entity does not agree to assume the award or to substitute an equivalent Award and, then the Committee shall, in lieu of such assumption or substitution of the Award and in its sole discretion, provide for the Grantee to have the right to exercise the Award in full or any part thereof, including Shares covered by the Award that would not otherwise be exercisable, under such terms and conditions as the Committee shall determine.

          8.2.3 Notwithstanding the foregoing, in the event of a Merger/Sale, the Committee may determine in its sole discretion that upon completion of such Merger/Sale, the terms of any Award be otherwise amended and modified, as the Committee shall deem in good faith to be appropriate, or that the Award shall confer the right to purchase any other security or asset, or any combination thereof, or that its terms be otherwise amended or modified, as the Committee shall deem in good faith to be appropriate.

     8.3 Reservation of Rights. Except as expressly provided in this Section 8 or if expressly stated otherwise in an Award Agreement, the Grantee of an Award hereunder shall have no rights by reason of any subdivision or consolidation of shares of any class or the payment of any stock dividend (bonus Shares) or any other increase or decrease in the number of shares of any class or by reason of any dissolution, liquidation, merger, or consolidation, divestiture or spin-off of assets or shares of another company; and any issue by the Company of shares of any class, or securities convertible into shares of any class, shall not effect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award. The grant of an Award pursuant to the Plan shall not affect in any way the right of power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

9.   AGREEMENT BY GRANTEE REGARDING TAXES.

     ALL TAX CONSEQUENCES UNDER ANY APPLICABLE LAW WHICH MAY ARISE FROM THE GRANT OF ANY AWARD INCLUDING, WITHOUT LIMITATION, FROM THE EXERCISE OF AWARDS, FROM THE PAYMENT FOR SHARES COVERED THEREBY OR ANY OTHER ACT OF THE COMPANY AND/OR ITS SUBSIDIARIES AND/OR THE GRANTEE IN CONNECTION WITH THE FOREGOING SHALL BE BORNE SOLELY BY THE GRANTEE, AND THE GRANTEE SHALL INDEMNIFY THE COMPANY AND/OR ITS SUBSIDIARIES, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PENALTY, INTEREST OR INDEXATION THEREON OR THEREUPON. THE COMPANY AND/OR ITS SUBSIDIARIES, AS THE CASE MAY BE, SHALL WITHHOLD TAXES ACCORDING TO THE REQUIREMENTS UNDER ALL APPLICABLE LAWS, RULES AND REGULATIONS, INCLUDING WITHHOLDING TAXES AT SOURCE.

10.  NO RIGHTS TO EMPLOYMENT.

     Nothing in the Plan or in any Award granted or in any Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employment of, or in a consultant relationship with, the Company or any Subsidiary or to be entitled to any remuneration or benefits not set forth in the Plan or such Agreement or to interfere with or limit in any way the right of the Company or any such Subsidiary to terminate such Grantee's employment. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues to be employed by or in a consultant or director relationship with, the Company or any Subsidiary.

11.  APPROVAL AND TERM DURING WHICH AWARDS MAY BE GRANTED.

     The Plan shall take effect upon its adoption by the Board and shall terminate on the tenth anniversary of such date. Notwithstanding the foregoing, in the event that approval of the Plan by the shareholders of the Company is required under applicable law, in connection with the application of certain tax treatment or pursuant to applicable stock exchange rules or regulations or otherwise, such approval shall be obtained within the time required under the applicable law.

     Notwithstanding anything to the contrary herein or in any Award Agreement, neither this Plan nor any Award Agreement nor the adoption of the Plan by the Company imposes any obligation on the Company to actually grant any Awards pursuant to this Plan.

12.  NON-EXCLUSIVITY OF THE PLAN

     The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

     For the avoidance of doubt, unless otherwise shall be determined by the Board, prior grant of awards to grantees of the Company under their employment agreements, and not in the framework of any previous incentive plan, shall not be deemed an approved incentive arrangement for the purpose of this Plan.

13.  PURCHASE FOR INVESTMENT

     The Company's obligation to issue or allocate Shares upon exercise of an Award granted under the Plan is expressly conditioned upon: (a) the Company's completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations or (b) representations and undertakings by the Grantee (or his legal representative, heir or legatee, in the event of the Grantee's death) to assure that the sale of the Shares complies with any registration exemption requirements that the Company, in its sole discretion, shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements as shall be determined by the Board or the Committee

14.  MULTIPLE AGREEMENTS

     The terms of each Award Agreement may differ from other Awards granted under the Plan at the same time, or at any other time. The Board may also grant more than one Award to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Awards previously granted to that Grantee.

15.  AMENDMENT AND TERMINATION OF THE PLAN.

     The Board at any time and from time to time may suspend, terminate, modify or amend the Plan. Except as provided above, no suspension, termination, modification or amendment of the Plan may adversely affect any Award previously granted, unless the written consent of the Grantee is obtained.

16.  GOVERNMENT REGULATIONS

     The Plan and any Award Agreement, and the granting and exercise of Awards hereunder and/or thereunder, and the obligation of the Company to sell and deliver Shares under such Awards, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Grantee, including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

17.  GOVERNING LAW.

     The Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the Plan.

                          SHAMIR OPTICAL INDUSTRY LTD.

                      2005 SHARE OPTION AND INCENTIVE PLAN

                                     ANNEX A

This Appendix, as amended from time to time, is deemed a part of the Plan.

Unless otherwise expressly defined herein, all capitalized terms in this Appendix have the meanings ascribed to them in the Plan.

1.   PURPOSE

     This Appendix is intended to make certain adjustments to the Plan which are required with respect to Grantees with respect to whom the provisions of the Ordinance shall apply.

2.   DEFINITIONS

     For purposes of the Appendix and related documents, including the relevant Award Agreement, the following definitions shall apply:

     2.1 "102 AWARD" means any Award granted to Employees pursuant to Section 102 of the Ordinance.

     2.2 "3(I) OPTION" means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is a Non- Employee.

     2.3  "ADJUSTED PLAN" means the Plan as adjusted by this Appendix.

     2.4  "AFFILIATE" means any "employing company" within the meaning of
          Section 102(a) of the Ordinance.

     2.5 "APPROVED 102 AWARD" means an Award granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Grantee.

     2.6  "CAPITAL GAIN AWARD (CGA)" as defined in Section 5.4 below.

     2.7  "CONTROLLING SHAREHOLDER" shall have the meaning ascribed to it in
          Section 32(9) of the Ordinance.

     2.8 "EMPLOYEE" means a person who is employed by the Company or its Affiliates, including an individual who serves as a director or an office holder, but excluding a Controlling Shareholder.

     2.9 "FAIR MARKET VALUE" means as of any date, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, the value of a Share determined as follows:

          If at the Date of Grant the Shares are listed on any established stock exchange or a national market system or if the Shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Shares on the thirty (30) trading days preceding the Date of Grant or on the thirty
          (30) trading days following the date of registration for trading, as the case may be.

     2.10 "ITA" means the Israeli Tax Authorities.

     2.11 "NON-EMPLOYEE" means a Controlling Shareholder, consultant, adviser, or other service provider and any other person who is not included in the definition of an Employee.

     2.12 "ORDINANCE" means the Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

     2.13 "ORDINARY INCOME AWARDS (OIA)" as defined in Section 5.5 below.

     2.14 "SECTION 102" means section 102 of the Ordinance as now in effect or as hereafter amended.

     2.15 "TRUSTEE" means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

     2.16 "UNAPPROVED 102 AWARD" means an Award granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

3.   DESIGNATION OF PARTICIPANTS

     3.1 The persons with respect to whom the Adjusted Plan shall apply as Grantees shall include any Employees and/or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Awards; (ii) Non-Employees may only be granted 3(i) Options; and (iii) Controlling Shareholders may only be granted 3(i) Options.

     3.2 It is clarified that this Appendix applies only to Grantees who are residents of the State of Israel or those who are deemed, for tax purposes, to be residents of the State of Israel.

4.   DESIGNATION OF AWARDS PURSUANT TO SECTION 102

     4.1  The Company may designate Awards granted to Employees pursuant to
          Section 102 as Unapproved 102 Awards or Approved 102 Awards.

     4.2 The grant of Approved 102 Awards shall be made under the Adjusted Plan , and shall be conditioned upon the approval of the Adjusted Plan by the ITA.

     4.3 Approved 102 Award may be classified as either Capital Gain Awards ("CGA") or Ordinary Income Awards ("OIA").

     4.4 Approved 102 Award elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGAs.

     4.5 Approved 102 Award elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) shall be referred to herein as OIAs.

     4.6 No Approved 102 Awards may be granted under the Adjusted Plan to any eligible Employee, unless and until the Company's election of the type of Approved 102 Awards as CGA or OIA granted to Employees (the "ELECTION"), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Award. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Award under this Adjusted Plan and shall remain in effect until the Company elects otherwise, but no sooner than the end of the year following the year during which the Company first granted Approved 102 Awards pursuant to the Election. The Election shall obligate the Company to grant ONLY the type of Approved 102 Award it has elected, and shall apply to all Grantees who were granted Approved 102 Awards during the period indicated herein, all in accordance with the provisions of
          Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Awards simultaneously.

     4.7 All Approved 102 Awards must be held in trust by a Trustee, as described in Section 5 below and at the Company's discretion.

     4.8 For the avoidance of doubt, the designation of Unapproved 102 Awards and Approved 102 Awards shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

5.   TRUSTEE

     5.1 Approved 102 Awards which shall be granted under the Adjusted Plan and/or any Shares allocated or issued upon exercise of such Approved 102 Awards and/or other Shares received subsequently following any realization of rights, including without limitation bonus Shares, shall be allocated or issued to the Trustee and held for the benefit of the Grantees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the "HOLDING PERIOD"). In the event that the requirements for Approved 102 Awards are not met, then the Approved 102 Awards may be treated as Unapproved 102 Awards, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

     5.2 Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Awards prior to the full payment of the Grantee's tax liabilities arising from Approved 102 Awards which were granted to him and/or any Shares allocated or issued upon exercise of such Awards.

     5.3  With respect to any Approved 102 Award, subject to the provisions of
          Section 102 and any rules or regulation or orders or procedures promulgated thereunder, an Grantee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Award and/or any Share received subsequently following any realization of rights, including without limitation, bonus Shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Grantee.

     5.4 Upon receipt of Approved 102 Award, the Grantee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Adjusted Plan, or any Approved 102 Award or Share granted to him thereunder.

6.   TERMS AND CONDITIONS

     6.1 Approved 102 Awards shall be voted in accordance with the provisions of Section 102 and any rules, regulations or orders promulgated thereunder.

     6.2 With respect to Unapproved 102 Awards, if the Grantee ceases to be employed by the Company or any Affiliate, the Grantee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Awards, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

7.   DIVIDENDS

     With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Awards purchased by the Grantee and held by the Grantee or by the Trustee, as the case may be, the Grantee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company's Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

8.   RESTRICTIONS ON ASSIGNABILITY AND SALE OF AWARDS

     8.1 No Award or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the Adjusted Plan, and during the lifetime of the Grantee each and all of such Grantee's rights to purchase Shares hereunder shall be exercisable only by the Grantee.

          Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

     8.2 As long as the Shares are held by the Trustee on behalf of the Grantee, all rights of the Grantee over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

9.   TAX CONSEQUENCES

     9.1 Any tax consequences arising from the grant or exercise of any Award, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Grantee), hereunder, shall be borne solely by the Grantee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee.

     9.2 The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to an Grantee until all required payments have been fully made.

                          SHAMIR OPTICAL INDUSTRY LTD.

                      2005 SHARE OPTION AND INCENTIVE PLAN

                                     ANNEX B

This Appendix, as amended from time to time, is deemed a part of the Plan.

Unless otherwise expressly defined herein, all capitalized terms in this Appendix shall bear the meaning ascribed to them in the Plan.

1. PURPOSE This Appendix is intended to permit certain awards granted under the Plan to Grantees who are subject to taxation under the United States Internal Revenue Code of 1986, as amended (the "CODE") to be eligible for certain beneficial tax treatment.

2.   DEFINITIONS

     For purposes of the Appendix and related documents, including the relevant Award Agreement, the following definitions shall apply:

     2.1  "ADJUSTED PLAN" means the Plan as adjusted by this Appendix.

     2.2 "AFFILIATE" means the Company's Subsidiary and/or Parent, to the extent they exist.

     2.3 "EMPLOYEE" means any person who is employed by the Company or its Affiliates.

     2.4 "INCENTIVE STOCK OPTION" means any Option intended to be and designated as an "Incentive Stock Option" within the meaning of
          Section 422 of the Code.

     2.5 "NON-EMPLOYEE" means any person who is a service provider, including any director, consultant, adviser or other service provider that is not an Employee as defined in Section 2.3 of this Adjusted Plan.

     2.6 "NONQUALIFIED STOCK OPTION" means any Option that is not an Incentive Stock Option.

     2.7  "OPTION" means any option to purchase Shares granted pursuant to
          Section 6 of the Plan.

     2.8 "TEN PERCENT SHARE HOLDER" means a person who owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or of its Parent or Subsidiary

3.   SHARES SUBJECT TO INCENTIVE STOCK OPTIONS

     All of the Shares reserved for issuance under Section 5 of the Plan will be available for issuance pursuant to the exercise of Incentive Stock Options granted hereunder.

4.   DESIGNATION OF PARTICIPANTS AND AWARDS

     4.1 Only Employees are eligible to be granted Incentive Stock Options. Any Award Agreement evidencing an Option intended to be an Incentive Stock Option will specifically reflect that intent and will thereby be deemed to incorporate the terms of this Adjusted Plan. Nonqualified Stock Options may be granted to Employees and Non-Employees of the Company and/or any Affiliate.

     4.2 To the extent the aggregate Fair Market Value (determined at the time of grant) of the Company's Shares with respect to which Incentive Stock Options are exercisable for the first time by any Grantee during any calendar year under all plans of the Company and its Affiliates exceeds US$100,000 (one hundred thousand U.S. dollar), the Options or portions thereof which exceed such limit (in the order in which they were granted) shall be treated as non-qualified stock options.

5.   INCENTIVE STOCK OPTION EXERCISE PRICE AND DURATION

     5.1 Incentive Stock Options shall be subject to the general terms and conditions of Section 6 of the Plan, as adjusted by the following provisions of Section y5.2 and y5.3 below.

     5.2 Exercise Price. The Exercise Price shall be determined subject to the following:

          5.2.1 in the case of an Incentive Stock Option granted to a Ten Percent Shareholder, the Exercise Price shall be no less than one hundred and ten percent (110%) of the Fair Market Value per Share on the Date of Grant.

          5.2.2 in the case of an Incentive Stock Option granted to any other Employee, the Exercise Price shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the Date of Grant.

     5.3 Option Term. Notwithstanding Section 6.5 of the Plan, in the case of an Incentive Stock Option granted to a Ten Percent Shareholder, such Incentive Stock Option shall not have a term of more than five years.

6.   NONQUALIFIED STOCK OPTIONS

     Nonqualified Stock Options shall be subject to the general terms and conditions specified in Section 6 of the Plan.

7.   RESTRICTIONS ON TRANSFER

     No Incentive Stock Option shall be transferable by the Employee other than by will or by the laws of descent and distribution; and all Incentive Stock Options will be exercisable during the Employee's lifetime only by the Employee or, in the event of his disability, by his personal representative.

8.   TERMINATION OF EMPLOYMENT OR SERVICES

     Notwithstanding Section 6.10 of the Plan, in the case of an Incentive Stock Option, the term "disability" shall have the meaning ascribed to it in
     Section 22(e)(3) of the Code.


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9.   AMENDMENT TO THE PLAN AND APPENDIX

     The Board may amend, alter or discontinue this Adjusted Plan at any time. However, except as otherwise provided in Section 8.2 of the Plan, no amendment, alteration or discontinuation shall be made that, without the approval of such amendment within one year (365 days) of its adoption by the Board, by the Company's stockholders in a manner consistent with
     Section 1.422-5 of the Treasury Regulations, would: (i) increase the total number of Shares reserved for the purposes of the Plan (except as otherwise provided in Section 8.1 of the Plan, (ii) change the persons or class of persons eligible to receive Options under this Adjusted Plan or (iii) extend the term of the Plan (at least with respect to the period during which Incentive Stock Options may be granted under this Adjusted Plan) beyond the period stated in Section 11 of the Plan. .

10.  EFFECTIVE DATE OF PLAN

     Notwithstanding anything to the contrary in Section 11 of the Plan, no Incentive Stock Options shall be exercised unless and until this Adjusted Plan has been approved by the shareholders of the Company, which approval shall be within twelve (12) months following the date this Adjusted Plan is adopted by the Board.


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